UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 001-15170

GSK 401(k) Plan

GlaxoSmithKline LLC

FMC Tower at Cira Centre South

2929 Walnut Street, Suite 1700

Philadelphia, PA 19104

(Full Title of Plan and Address of Plan, if Different from that of Issuer Named Below)

GSK plc

980 Great West Road

Brentford, Middlesex TW8 9GS

(Name of Issuer of Securities Held Pursuant to the Plan and

the Address of its Principal Executive Office)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

GSK 401(k) Plan

By:	/s/ Maureen Epstein
Maureen Epstein
US Rewards and Benefit Director

Date: June 21, 2023

1

GSK 401(k) Plan

Financial Statements as of December 31, 2022 and
2021 and for the Year Ended December 31, 2022 and
Supplemental Schedule as of December 31, 2022

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits
As of December 31, 2022 and 2021	3

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2022	4

Notes to Financial Statements
As of December 31, 2022 and 2021 and for the Year Ended December 31, 2022	5–15

Supplemental Schedule*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022	16-19

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted, because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of GSK 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of GSK 401(k) Plan (the "Plan") as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, GlaxoSmithKline’s (GSK) Consumer Healthcare became an independent company through a demerger from GSK effective June 15, 2022. During June 2022, the Consumer Healthcare plan participants and related plan assets were transferred from the Plan to the new Consumer Healthcare 401(k) plan.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Philadelphia, Pennsylvania

June 13, 2023

We have served as the auditor of the Plan since 2019.

GSK 401(k) Plan

Statements of Net Assets Available for Benefits

As of December 31, 2022 and 2021

	2022	2021

Assets
Investments at fair value	$6,511,870,013	$8,646,906,004
Fully benefit responsive investment contracts at contract value	402,392,234	392,121,278
Total investments	6,914,262,247	9,039,027,282

Receivables
Employer contributions	12,339,112	13,442,111
Participant contributions	7,250,519	8,305,353
Dividends and interest	4,111,807	6,075,962
Receivables for securities sold	451,199	32,987
Participant loans receivable	25,450,403	34,549,631
Total receivables	49,603,040	62,406,044
Total assets	6,963,865,287	9,101,433,326

Liabilities
Accrued investment management fees	982,536	1,243,726
Payables for securities purchased	51,022	29
Total liabilities	1,033,558	1,243,755
Net assets available for benefits	$6,962,831,729	$9,100,189,571

The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

As of December 31, 2022 and 2021

2022

Additions to net assets attributed to
Investment income (loss)
Interest income	$8,750,821
Dividend income	28,111,307
Net depreciation in fair value of investments	(1,449,944,169)
Total investment income (loss)	(1,413,082,041)

Contributions

Rollover contributions	20,376,652
Participant	194,611,531
Employer	235,595,477
Total contributions	450,583,660
Net activity	(962,498,381)

Deductions from net assets attributed to
Benefits paid to participants	660,829,816
Administrative expenses and investment management fees	7,134,424
Total deductions	667,964,240
Net decrease in net assets	(1,630,462,621)
Transfer to other plans (see note 1)	(506,895,221)

Net assets available for benefits
Beginning of year	9,100,189,571
End of year	$6,962,831,729

The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2022 and 2021 and for the Year Ended December 31, 2022

1.	Description of the Plan

The following description of the GSK 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document or the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by GlaxoSmithKline LLC (“GSK” or the “Company”). The Plan was established to encourage and assist Company employees to save regularly for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

GSK’s Consumer Healthcare became an independent company through a demerger from GSK effective June 15, 2022. The new business is called Haleon plc. During June 2022, the Consumer Healthcare plan participants and related plan assets were transferred from the Plan to the new Haleon plc 401(k) plan.

Furthermore, the Consumer Healthcare Stock Fund in the Plan was created in July 2022, as a result of the demerger and separation of the Consumer Healthcare company (“Haleon”).  Participants invested in the GSK Stock Fund at the time of the demerger and separation of Haleon, automatically received units in the new Consumer Healthcare Stock Fund (Haleon Stock Fund). The Haleon Stock Fund is managed by an independent fiduciary, State Street Global Advisors, who will manage the liquidation of any remaining balance in the Haleon Stock Fund as soon as practicable around the one-year anniversary of its establishment. The Haleon Stock Fund is only intended to be available for a limited time after separation. Participants will not be able to transfer money into the Haleon Stock Fund or direct future contributions into the Haleon Stock Fund..

During 2022, one investment fund was removed from the GSK 401(k) Plan menu.

Contributions

Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax and/or Roth 401(k) contributions, which combined can range from 1% to 50% of their eligible compensation. Participants who have attained age 50 before the end of the Plan’s year are also eligible to make catch-up contributions. Participants may also contribute amounts, representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

Effective January 1, 2021, the Company makes contributions to the accounts of employees with one hour of credited service. The Company makes contributions to the accounts of employees in two ways. GSK will match up to 100% of the first 4% of the employee’s combined pre-tax and/or Roth 401(k) contributions not in excess of 4% of the employee’s eligible compensation as defined by the Plan. Additionally, the Company provides for GSK core contributions of 7% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. Participants decide how to invest the Company contributions into the various investment options offered by the Plan and may change those options at any time during the year.

During 2022 the total amount of the employee and employer contributions was $450,583,660 which includes rollover contributions of $20,376,652.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. The earnings on investments are allocated daily to the individual accounts of participants. These allocations are based on each participant’s relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK American Depository Receipts (ADRs), as held in the GlaxoSmithKline Stock Fund (the “GSK Stock Fund"), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant’s vested account. The Plan’s investments include the GSK Stock Fund. The GSK Stock Fund is comprised of GSK American Depository Shares (ADRs). Each ADR represents two ordinary shares of GlaxoSmithKline plc. In addition, the GSK Stock Fund holds a small percentage invested in the State Street Institutional Treasury Money Market Fund, managed by State Street Global Advisors (SSGA) for liquidity.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

Nonparticipant -Directed Investments

If a participant does not designate an investment direction, their future contributions and earnings will be invested in the age-appropriate Vanguard Target Retirement Trust Plus fund closest to the year that the participant turns age 65. The participant can change this future investment direction as well as transfer any accumulated holdings to any other fund in the Plan at any time.

Vesting

Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions plus actual earnings thereon.

Payment of Benefits

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. If the participant account balance is less than $5,000, payment is in the form of an immediate lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs. The GSK Stock Fund invests in GSK ADRs listed on the New York Stock Exchange representing two ordinary shares of GlaxoSmithKline plc. Participants with balances greater than $1,000 but less than $5,000 may have the value of their account rolled over to an Individual Retirement Account (IRA) or Roth IRA in their name with Merrill Lynch Wealth Management, and invested in an interest-bearing cash account.

If the account balance is greater than $5,000, participants have the option of electing (1) up to four partial distributions each year from their account balance; (2) a total distribution of their account balance as annual installments over a period not exceeding 20 years, or as a lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs. Required minimum distributions begin at age 72.

During employment, participants may withdraw participant rollover contributions, Roth rollover contributions, after-tax contributions, after-tax earnings and prior employer contributions at any age. After the age of 59-1/2, participants may also withdraw their pre-tax and Roth 401(k) contributions at any time.

Prior to age 59-1/2, participant pre-tax and Roth 401(k) contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions. Prior to June 21, 2019 withdrawals of participant pre-tax or Roth 401(k) contributions during employment caused the participant to become ineligible to participate in the Plan for a period of 6 months following the withdrawal.

Participant Loans Receivable

Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers from the applicable investment option to the participant loans receivable. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

The loans are collateralized by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1% as of the initial date of the loan, as determined by the Plan’s administrator. Principal and interest are paid ratably through semi-monthly payroll deductions. Participants must pay a one-time loan processing fee of $50.

Loans outstanding at December 31, 2022 have interest rates ranging from 4.25% to 8% with maturity dates from 2023 to 2044. Loans outstanding at December 31, 2021 had interest rates ranging from 4.25% to 9.25% with maturity dates from 2022 to 2045. Loan maturities beyond 15 years are due to loans transferred in as a result of the Human Genome Sciences Plan merger in 2013, Novartis Corporation Investment Savings Plan in 2016 and the Tesaro Plan in 2020.

Participant loans receivable are valued at unpaid principal plus accrued interest, but not paid interest, which approximates fair value. Participant loans are also considered party-in-interest transactions.

Administrative Expenses

Investment management fees are borne by Plan participants. Investment management fees for certain funds are recorded as Administrative Expenses and Investment Management Fees in the Statement of Changes in Net Assets Available for Benefits. Other investment management fees are deducted from the respective fund investment returns. Those participants who elect to use Alight Financial Advisors (AFA) Professional Management to manage their 401(k) investments pay a monthly fee in arrears to AFA for this service. These fees are deducted from participant accounts monthly and are also included in administrative expenses and investment management fees. Certain administrative functions are performed by officers or employees of the Company and its affiliates. No such officer or employee receives compensation from the Plan. Other administrative expenses of the Plan are paid by the Company.

In addition to the Administrative Expenses and Investment Management Fees borne by Plan participants, during the year ended December 31, 2022 the Company paid administrative expenses of $2,347,022 on behalf of the Plan. This includes the amount of $326,252 for custody fees and $42,568 for benefits processing paid to State Street Bank and Trust Company, the Trustee and custodian for GSK 401(k) Plan.

2.	Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and differences could be material.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as defined by FASB Accounting Standards Codification (ASC) 820, except for synthetic guaranteed investment contracts that are stated at contract value. Plan management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and contract issuers.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies used on December 31, 2022 and 2021.

•	Common stock: valued at the closing price reported on the active market on which the individual security is traded.
•	Common collective trust and collective investment trust funds: valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.
•	Money market fund and mutual funds: Valued at the daily closing price as reported by the fund. These funds are registered with the Securities and Exchange Commission and are required to publish their daily net asset value and to transact at that price. These funds held by the Plan are deemed to be actively traded.

The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan provides participants various investment options, some of which are separately managed accounts. Separately managed accounts represent a portfolio of individual securities that are managed by professional investment managers appointed by Plan management. Unlike a mutual fund or common collective trust fund, the Plan directly owns the individual underlying securities instead of pooling the assets with other investors. The individual assets of separately managed accounts are held in the name of the Plan and are generally considered separately as individual investments for accounting, auditing and financial statement reporting purposes.

Included in the investment options are the following separately managed accounts for which the underlying investments are listed individually on Form 5500, Schedule H, line 4i:

•       GSK Stock Fund

•       Haleon Stock Fund

•       Dodge & Cox Large Cap US Equity Fund

The underlying represents common stocks and money market funds as described above and disclosed in Note 4.

The Plan also offers a separately managed stable value account investment option which includes fully benefit responsive synthetic guaranteed investment contracts. The underlying synthetic guaranteed investment contracts are presented at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The Plan owns the underlying investments of the synthetic Guaranteed Investment Contracts (GICs). The underlying assets of the synthetic contracts consist of a money market fund, a common collective trust fund holding high-quality bond portfolios, and limited partnership funds owned by the Plan and an investment contract issued by an insurance company, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the investment contract include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

The underlying investments of the synthetic contracts are listed individually on Form 5500, Schedule H, line 4i. See Note 3 for further information on the synthetic GICs.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net depreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants

Benefits paid to participants from participants’ accounts are recorded when paid.

3.	Synthetic Guaranteed Investment Contracts

The Plan provides participants a self-managed stable value account investment option. The Plan owns 100% of the underlying assets of the stable value account, which includes fully benefit-responsive synthetic guaranteed investment contracts (synthetic GICs), a bank common collective trust and a money market fund. The synthetic GICs are at contract value and the common collective trust fund and money market fund are at fair value as disclosed in the Investment Valuation section of Note 2.

Synthetic GICs are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The synthetic GICs are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

A synthetic investment contract includes a wrapper contract, which is an agreement from the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances.

Certain events may limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different for each contract. Examples of such events include (1) communication to Plan participants which may induce participants to make a withdrawal from the stable value fund, (2) equity wash provisions are not followed, (3) other Plan sponsor events (for example, a group layoff, an early retirement incentive or spin-offs of the Plan) that cause a significant withdrawal from the Plan, (4) the Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code (IRC) or the failure of the Plan to be tax-exempt under Section 501(a) of the IRC or (5) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan).

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include (1) termination or replacement (or “change in control” as defined in the contract) of the investment adviser without the issuer’s consent, (2) if a security is sold or subject to a lien other than as permitted under the contract, (3) the contract holder engages in fraud or other bad faith that in some cases must also have materially and adversely affected the risk profile of the contract (4) a material amendment to the agreements without consent of the issuer,(5) failure to be exempt from federal income taxation, or (6) the Plan merges with another plan.

Automatic termination of the wrap contract will occur if the contract value equals zero; the contracts may also be terminated in the event of a default by the issuer. The Plan’s ability to receive amounts due in accordance with fully benefit responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. Participant initiated withdrawals permitted under the Plan are paid at contract value. Any event that is employer initiated could result in withdrawal at market value (which may be significantly less than contract value). If the assets were transferred to another synthetic contract within the Plan’s synthetic guaranteed investment contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

There are three synthetic GICs included in the Plan. These are provided by The Prudential Insurance Company of America, State Street Bank and Trust Company and Transamerica Premier Life Insurance Company.

4.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date (i.e. common stocks and mutual funds).

Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active (i.e. common collective trust funds).

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total

Common stock	$766,135,066	$—	$—	$766,135,066
Money market fund	16,912,366	—	—	16,912,366
Mutual funds	82,401,305	—	—	82,401,305
	865,448,737	—	—	865,448,737
Investments measured at net asset value as a practical expedient (a)	—	—	—	5,646,421,276
	$865,448,737	$—	$—	$6,511,870,013

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total

Common stock	$943,943,497	$—	$—	$943,943,497
Money market fund	21,104,964	—	—	21,104,964
Mutual funds	100,331,483	—	—	100,331,483
	1,065,379,944	—	—	1,065,379,944
Investments measured at net asset value as a practical expedient (a)	—	—	—	7,581,526,060
	$1,065,379,944	$—	$—	$8,646,906,004

(a) Certain investments that were measured at net asset value per share (or its equivalent) as practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

The following summarizes investments measured at fair value based on NAV per share as a practical expedient as of December 31, 2022 and 2021, respectively.

	December 31, 2022	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

*	State Street Global Advisors Funds	$3,544,256,562	n/a	Daily	8:30am EST on T+1 for participant-directed redemptions. In accordance with the relevant Declaration of Trust for the Commingled Funds, SSGA requests emailed notice 15 days in advance of Trade Date for all plan-directed contributions or redemptions that are of significant size, as determined by SSGA in its sole discretion.

**	Vanguard Target Retirement Trust Plus	1,532,513,681	n/a	Daily subject to frequent trading provisions	No defined period.

	BlackRock Russell 2500 Alpha Tilts – Fund F	334,182,882	n/a	Daily	T-2 by 11:30AM ET

	MetWest Total Return Bond Fund (CIT) Class C	70,300,195	n/a	Daily	If a plan’s redemption is for more than 20% of their assets in the fund then the notice period is 5 business days.Advance notice is not required for redemptions that are less than 20% of their assets

	BlackRock Government Short Term Investment Fund	165,167,956	n/a	Avg 10 per month	T+1 for participant-directed activity. In the event of Plan (non-participant) directed activity into or out of the Collective Funds, the Trustees will provide the Manager with thirty (30) days advance notification in order to allow for coordination of order placement, trading and specification of settlement date.

	Total December 31, 2022	$5,646,421,276

	December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

*	State Street Global Advisors Funds	$4,873,508,143	n/a	Daily	8:30am EST on T+1 for participant-directed redemptions. In accordance with the relevant Declaration of Trust for the Commingled Funds, SSGA requests emailed notice 15 days in advance of Trade Date for all plan-directed contributions or redemptions that are of significant size, as determined by SSGA in its sole discretion.

**	Vanguard Target Retirement Trust Plus	1,988,795,013	n/a	Daily subject to frequent trading provisions	No defined period.

	BlackRock Russell 2500 Alpha Tilts – Fund F	446,337,043	n/a	Daily	T-2 by 12PM ET

	MetWest Total Return Bond Fund (CIT) Class C	93,193,869	n/a	Daily	If a plan’s redemption is for more than 20% of their assets in the fund then the notice period is 5 business days.Advance notice is not required for redemptions that are less than 20% of their assets

	BlackRock Government Short Term Investment Fund	179,691,992	n/a	Avg 10 per month	In the event of Plan (non-participant) directed activity into or out of the Collective Funds, the Trustees will provide the Manager with thirty (30) days advance notification in order to allow for coordination of order placement, trading and specification of settlement date.

	Total December 31, 2021	$7,581,526,060

*State Street Global Advisor Funds includes 4 funds (for 2022, see individual funds as listed in attached Schedule H, line 4i – Schedule of Assets Held – Common Collective Trust Section).

**Vanguard Target Retirement Trust Plus Funds includes 11 funds (for 2022, see individual funds as listed in attached Schedule H, line 4i – Schedule of Assets Held – Common Collective Trust Section)

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

5.	Related Party and Party in Interest Transactions

Certain Plan investments are common collective trust funds and mutual funds managed by SSGA, an investment management division of State Street Bank and Trust Company, which is the Trustee and custodian of the Plan, and therefore related transactions and expenses qualify as party-in-interest transactions.

During the year ended December 31, 2022, the Plan purchased $332,832,860 and sold $409,039,735 of the GSK Stock Fund, which included purchases of $280,289,072 and sales of $294,710,721 of GSK ADRs, sales of $61,840,050 of Haleon ADRs and received GSK ADRs dividends of $12,396,748.

During the year ended December 31, 2022, the Plan purchased $72,898,030 and sold $17,895,868 of the Haleon Stock Fund, which included purchases of $61,861,476 and sales of $7,025,377 of Haleon ADRs and received no Haleon ADRs dividends.

During the year ended December 31, 2022, Dodge & Cox Large Cap US Equity purchased $144,455,416 and sold $188,144,850 of various equities on behalf of the Plan, which included purchases of $9,551,929 and sales of $13,370,499 of GSK ADRs and received GSK ADRs dividends of $470,903. During the year ended December 31, 2022, Dodge & Cox Large Cap US Equity purchased $784,733 and sold of $0 of Haleon ADRs and received Haleon ADRs dividends of $0. Fees paid by the Plan to Dodge & Cox Large Cap US Equity for investment management services were $2,063,633 for 2022.

The stable value account is a customized separately managed account held by Goldman Sachs, therefore, transactions with Goldman Sachs qualify as party-in-interest transactions. Fees paid by the Plan to Goldman Sachs for investment management services were $439,821 for 2022.

The Plan issues loans to participants, which are secured by the vested balances in the participants’ accounts.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 16, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. In December 2016, the IRS began publishing a Required Amendments List for individually designed plans which specifies changes in qualification requirements. The list is published annually and requires plans to be amended for each item on the list, as applicable, to retain its tax-exempt status. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

8.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2022 and 2021 to Form 5500:

	2022	2021

Net assets available for benefits per the financial statements	$6,962,831,729	$9,100,189,571
Amounts allocated to withdrawing participants	(1,811,346)	(2,845,734)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	4,936,312
Deemed distributions adjustment	(155,274)	—
Net assets available for benefits per Form 5500, Schedule H	$6,960,865,109	$9,102,280,149

The following is a reconciliation of the change in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2022:

2022

Net decrease in net assets available for benefits per financial statements	$(1,630,462,621)
Amounts allocated to withdrawing participants in 2022	(1,811,346)
Amounts allocated to withdrawing participants in 2021	2,845,734
Current year deemed distributions	(155,274)
Prior year deemed distributions	—
2022 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—
2021 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(4,936,312)
Net decrease in net assets available for benefits per Form 5500, Schedule H	$(1,634,519,819)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2022 to Form 5500:

2022

Benefits paid to participants per the financial statements	$660,829,816
Amounts allocated to withdrawing participants at December 31, 2022	1,811,346
Amounts allocated to withdrawing participants at December 31, 2021	(2,845,734)
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$659,795,428

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

9.	Risks and Uncertainties

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Included in investments at December 31, 2022 and 2021, are shares of GSK’s common stock of $249,005,484 and $402,120,734 respectively. This investment represents 3.6 percent and 4.4 percent of net assets available for benefits at December 31, 2022 and 2021, respectively. A significant decline in the market value of GSK’s stock would affect the net assets available for benefits.

Included in investments at December 31, 2022, are shares of Haleon’s common stock of $60,276,048. This investment represents 0.9 percent of net assets available for benefits at December 31, 2022.

As of December 31, 2022 and 2021, the following investments represent 5.0 percent or more of the net assets available for benefits:

2022

Investment	Fair Value of Investment
State Street S&P 500 Index Non-Lending Series Fund (Class A)	$1,888,431,919
SSGA Global All cap Equity ex- US Index Fund (NL – Class A)	675,799,062
State Street US Extended Market Index Non-Lending Series Fund (Class C)	575,320,444
State Street US Bond Index Non-Lending Series Fund (Class A)	404,705,137

2021

Investment	Fair Value of Investment
State Street S&P 500 Index Non-Lending Series Fund (Class A)	$2,564,276,978
State Street US Extended Market Index Non-Lending Series Fund (Class C)	886,937,384
SSGA Global All cap Equity ex- US Index Fund (NL – Class A)	881,352,281
State Street US Bond Index Non-Lending Series Fund (Class A)	540,941,501
BlackRock Russell 2500 Alpha Tilts – Fund F	446,337,043

There are no other individual investments that represent more than 5.0 percent of the net assets available for benefits at December 31, 2022 and 2021.

10.	Subsequent Events

Subsequent events were evaluated through June 12, 2023, the date the financial statements were issued.

GSK plc completed the acquisition of Sierra Oncology, Inc. in June 2022. The accounts and assets of the Sierra Oncology Inc. 401(k) Plan will be merged into the GSK 401(k) Plan in Q3 2023.

GSK plc completed the acquisition of Affinivax in August 2022. Effective February 1, 2023, Affinivax’s employees began participating in the GSK 401(k) Plan. The accounts and assets of the Affinivax Inc. 401(k) Profit Sharing Plan and Trust will be merged into the GSK 401(k) Plan in May 2023.

Supplemental Schedule

GSK 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2022

Plan Number (PN): 002                 EIN: 23-1099050

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower Lessor or Similar	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Fair Value

	T Rowe Price Blue Chip Growth Fund I	Mutual fund	**	37,551,236
	American Funds Europacific Growth– Class R6	Mutual fund	**	44,850,069
*	State Street Institutional Treasury Money Market Fund (Premier Share Class)	Money market fund	**	16,912,366
				99,313,671

	BlackRock Government Short Term Investment Fund	Common collective trust		165,167,956
*	State Street S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust	**	1,888,431,919
*	State Street US Bond Index Non-Lending Series Fund (Class A)	Common collective trust	**	404,705,137
*	State Street US Extended Market Index Non-Lending Series Fund (Class C)	Common collective trust	**	575,320,444
*	SSGA Global All cap Equity ex- US Index Fund (NL – Class A)	Common collective trust	**	675,799,062
	MetWest Total Return Bond Fund (CIT) Class C	Collective investment trust	**	70,300,195
	Vanguard Target Retirement 2065 Trust Plus	Common collective trust	**	14,117,705
	BlackRock Russell 2500 Alpha Tilts – Fund F	Common collective trust	**	334,182,882
	Vanguard Target Retirement Income Trust Plus	Common collective trust	**	86,261,728
	Vanguard Target Retirement 2020 Trust Plus	Common collective trust	**	116,110,744
	Vanguard Target Retirement 2025 Trust Plus	Common collective trust	**	195,524,882
	Vanguard Target Retirement 2030 Trust Plus	Common collective trust	**	253,682,873
	Vanguard Target Retirement 2035 Trust Plus	Common collective trust	**	193,522,874
	Vanguard Target Retirement 2040 Trust Plus	Common collective trust	**	240,871,889
	Vanguard Target Retirement 2045 Trust Plus	Common collective trust	**	171,508,004
	Vanguard Target Retirement 2050 Trust Plus	Common collective trust	**	117,227,719
	Vanguard Target Retirement 2055 Trust Plus	Common collective trust	**	76,934,230
	Vanguard Target Retirement 2060 Trust Plus	Common collective trust	**	66,751,033
				5,646,421,276

GSK 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2022

AEGON N.V. NY REG SHR	Common stock	**	2,536,632
ALNYLAM PHARMACEUTICALS INC	Common stock	**	3,612,280
ALPHABET INC CL A	Common stock	**	3,088,050
ALPHABET INC CL C	Common stock	**	12,688,390
AMAZON.COM INC	Common stock	**	4,284,000
AMERICAN EXPRESS CO	Common stock	**	2,201,475
ANHEUSER BUSCH INBEV SPN ADR	Common stock	**	5,403,600
BAKER HUGHES CO	Common stock	**	3,989,503
BANK OF AMERICA CORP	Common stock	**	4,471,200
BANK OF NEW YORK MELLON CORP	Common stock	**	9,104,000
BIOMARIN PHARMACEUTICAL INC	Common stock	**	4,967,520
BOOKING HOLDINGS INC	Common stock	**	4,332,852
BRIGHTHOUSE FINANCIAL INC	Common stock	**	1,793,014
BRISTOL MYERS SQUIBB CO	Common stock	**	4,317,000
CAPITAL ONE FINANCIAL CORP	Common stock	**	11,712,960
CARRIER GLOBAL CORP	Common stock	**	2,681,250
CELANESE CORP	Common stock	**	2,198,160
CHARTER COMMUNICATIONS INC A	Common stock	**	9,630,440
CISCO SYSTEMS INC	Common stock	**	7,384,200
COGNIZANT TECH SOLUTIONS A	Common stock	**	4,232,060
COHERENT CORP	Common stock	**	2,106,000
COMCAST CORP CLASS A	Common stock	**	9,267,050
CONOCOPHILLIPS	Common stock	**	6,041,600
CVS HEALTH CORP	Common stock	**	4,286,740
DELL TECHNOLOGIES C	Common stock	**	2,614,300
DISH NETWORK CORP A	Common stock	**	1,853,280
ELANCO ANIMAL HEALTH INC	Common stock	**	3,604,900
FEDEX CORP	Common stock	**	9,959,000
FIDELITY NATIONAL INFO SERV	Common stock	**	6,343,975
FISERV INC	Common stock	**	12,734,820
FOX CORP CLASS A	Common stock	**	4,403,650
FOX CORP CLASS B	Common stock	**	1,422,500
GAMING AND LEISURE PROPERTIE	Common stock	**	1,628,385
GAP INC/THE	Common stock	**	1,579,200
GENERAL ELECTRIC CO	Common stock	**	10,725,120
GILEAD SCIENCES INC	Common stock	**	11,761,450
GOLDMAN SACHS GROUP INC	Common stock	**	7,691,712
GSK PLC SPON ADR	Common stock	**	249,005,484
HALEON PLC ADR	Common stock	**	60,276,048
HEWLETT PACKARD ENTERPRISE	Common stock	**	3,431,400
HONDA MOTOR CO LTD SPONS ADR	Common stock	**	4,114,800
HP INC	Common stock	**	5,374,000
INCYTE CORP	Common stock	**	5,421,600
JOHNSON CONTROLS INTERNATION	Common stock	**	10,880,000
JUNIPER NETWORKS INC	Common stock	**	4,506,360
LAS VEGAS SANDS CORP	Common stock	**	43,263
LINCOLN NATIONAL CORP	Common stock	**	491,520
LYONDELLBASELL INDU CL A	Common stock	**	4,815,740
MEDTRONIC PLC	Common stock	**	1,165,800
META PLATFORMS INC CLASS A	Common stock	**	4,813,600
METLIFE INC	Common stock	**	14,474,000
MICRO FOCUS INTL SPN ADR	Common stock	**	970,661
MICROCHIP TECHNOLOGY INC	Common stock	**	5,620,000
MICROSOFT CORP	Common stock	**	9,568,818
MOLSON COORS BEVERAGE CO B	Common stock	**	5,255,040

GSK 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2022

	NEWS CORP CLASS A	Common stock	**	673,400
	NOVARTIS AG SPONSORED ADR	Common stock	**	6,985,440
	OCCIDENTAL PETROLEUM CORP	Common stock	**	22,598,416
	OTIS WORLDWIDE CORP	Common stock	**	1,566,200
	PAYPAL HOLDINGS INC	Common stock	**	2,207,820
	QURATE RETAIL INC	Common stock	**	203,587
	RAYTHEON TECHNOLOGIES CORP	Common stock	**	12,413,160
	REGENERON PHARMACEUTICALS	Common stock	**	5,411,175
	ROCHE HOLDINGS LTD SPONS ADR	Common stock	**	2,427,300
	SANOFI ADR	Common stock	**	15,836,610
	SCHWAB (CHARLES) CORP	Common stock	**	23,229,540
	STATE STREET CORP	Common stock	**	6,593,450
	T MOBILE US INC	Common stock	**	5,600,000
	TE CONNECTIVITY LTD	Common stock	**	5,338,200
	THE CIGNA GROUP	Common stock	**	13,584,940
	TRUIST FINANCIAL CORP	Common stock	**	2,581,800
	UBS GROUP AG REG	Common stock	**	3,547,300
	UNITEDHEALTH GROUP INC	Common stock	**	6,468,196
	VMWARE INC CLASS A W/I	Common stock	**	10,741,500
	WELLS FARGO + CO	Common stock	**	17,424,380
	WILLIAMS COS INC	Common stock	**	5,017,250
	ZIMMER BIOMET HOLDINGS INC	Common stock	**	2,805,000
				766,135,066

*	Synthetic GICs

*	Prudential
	GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust	***	87,047,515
	Term Fund 2022	Limited Partnership Fund	***	914,978
	Term Fund 2023	Limited Partnership Fund	***	9,458,633
	Term Fund 2024	Limited Partnership Fund	***	9,492,261
	Term Fund 2025	Limited Partnership Fund	***	8,786,969
	Term Fund 2026	Limited Partnership Fund	***	7,100,863
	Prudential Wrapper Contract	Wrapper Contract	***	11,654,766
	Prudential GA-62257 Total			134,455,985

*	State Street Bank
	GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust	***	86,698,435
	Term Fund 2022	Limited Partnership Fund	***	944,202
	Term Fund 2023	Limited Partnership Fund	***	9,602,547
	Term Fund 2024	Limited Partnership Fund	***	9,383,888
	Term Fund 2025	Limited Partnership Fund	***	9,042,735
	Term Fund 2026	Limited Partnership Fund	***	7,321,966
	State Street Bank Wrapper Contract	Wrapper Contract	***	11,835,824
	State Street Bank 97054 Total			134,829,597

GSK 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2022

*	Transamerica Premier
	GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust	***	85,291,143
	Term Fund 2022	Limited Partnership Fund	***	1,172,334
	Term Fund 2023	Limited Partnership Fund	***	7,693,179
	Term Fund 2024	Limited Partnership Fund	***	9,697,145
	Term Fund 2025	Limited Partnership Fund	***	9,378,010
	Term Fund 2026	Limited Partnership Fund	***	8,233,839
	Transamerica Premier Wrapper Contract	Wrapper Contract	***	11,641,002
	Transamerica Premier MDA01030TR Total			133,106,652

		Synthetic GICs Total	***	402,392,234

		Total Investments		6,914,262,247

*	Participant loans (interest rate 4.25%-8%; maturity 2023-2044)	Participant loans	**	25,450,403

*	Denotes a party-in-interest.
**	Historical cost information is not required for participant directed investments.
***	Investments are part of the Synthetic Guaranteed Investment Contract.

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	CONSENT DELOITTE & TOUCHE LLP INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM